Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)
July 21, 2015

Dear Fellow MCG Stockholder,

Our records indicate your vote has not yet been received for MCG Capital Corporation’s Special Meeting of Stockholders to be held August 14, 2015 to vote on the proposed acquisition of MCG by PennantPark Floating Rate Capital Ltd. (“PFLT”). MCG stockholders of record as of the close of business on July 13, 2015 are entitled to vote at the special meeting.

YOUR VOTE IS VERY IMPORTANT

NOT VOTING HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER

MCG’s Board of Directors unanimously recommends that MCG stockholders vote “FOR” the transaction with PFLT. Using the enclosed proxy card, please vote today by internet, telephone or by signing, dating and returning the enclosed proxy card. Your vote is very important, regardless of how many shares you own.

PFLT Transaction Rationale:

•	PFLT offer price of $4.75 per MCG share represents a 25% premium from the date MCG announced the exploration of strategic alternatives and a 57% premium to 52-week low

•	Resumption of dividend payments to MCG stockholders (currently PFLT has an 8.1% dividend yield)

•	Expected to more than double PFLT’s current market capitalization, creating more float and liquidity for stockholders

•	PFLT (a BDC and ’40 Act Company) is advised by an experienced manager with a proven track record since 2007

•	Larger asset base enables greater diversification; assets mainly comprised of senior secured loans and cash (defensive against the credit cycle)

•	PFLT transaction was the result of an extensive auction process and offers a high degree of closing certainty

•	Protections of the Investment Company Act of 1940 and the tax pass-through benefits of being a Regulated Investment Company remain in place for MCG stockholders
The MCG Board of Directors believes that the benefits of the PFLT transaction are compelling and offers MCG stockholders the best available option to realize the maximum value for their existing investment in MCG, and unanimously recommends that MCG stockholders vote to approve the transaction.

1001 19th Street North, 10th FloorArlington,VA 22209
703.247.7500703.247.7505 (Facsimile)

Benefits of Merger with A Compelling Partner:

•
Attractive and Diverse Portfolio - As of March 31, 2015, 8.4% current yield invested in 71 companies across 21 industries; 3.1x cash interest coverage; floating rate structure to protect against inflation and rising rates with senior secured position offering capital preservation.

•
Proven Track Record - Experienced leadership team, operating two publicly-traded BDCs since 2007, with proven ability to successfully manage credit risk; PFLT has demonstrated an ability to quickly ramp assets, while maintaining strong credit quality after equity offerings.

•
Income and Dividend Matching - Based on a $0.095 monthly dividend per share, PFLT pays an 8.1% dividend yield based on their March 31, 2015 closing share price and has historically earned income sufficient to cover their dividend.

•
Stockholder-Friendly BDC - PFLT offers MCG stockholders a friendly expense structure. In terms of non-interest expense efficiencies, PFLT is a leader in the externally managed BDC space as measured by expense ratio and efficiency ratio.

Extensive and Robust Sales Process:

The proposed transaction with PFLT is the result of an extensive and robust process seeking to maximize value for MCG stockholders and has a clear path to completion. The MCG Board of Directors undertook a rigorous, objective and competitive process to evaluate all of MCG’s strategic and financial alternatives, and has concluded that the proposed transaction with PFLT offers MCG stockholders the best option to maximize the value of their investment.

The MCG Board unanimously recommends that you vote “FOR” the proposed transaction with PFLT. The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction. We appreciate your support, and hope that you will take a moment to vote “FOR” the proposed transaction with PFLT by signing, dating and returning the enclosed proxy card, or voting by telephone or over the Internet. If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, Inc., MCG’s proxy solicitor, at (212) 929-5500 or toll-free at (800) 322-2885.

Sincerely,

The MCG Capital Corporation Board of Directors

1001 19th Street North, 10th FloorArlington,VA 22209
703.247.7500703.247.7505 (Facsimile)

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCG and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this communication on the expected timeline (or at all), the failure of PFLT or MCG shareholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the actual premium to adjusted net asset value paid in the merger, if any, the actual market capitalization of the combined company, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCG, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCG to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCG’s net asset value in the future, fees and expenses incurred by MCG in connection with a liquidation, the value of MCG’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCG’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCG is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCG shareholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission (the “SEC”). MCG undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving PFLT and MCG. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCG and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus has been mailed to shareholders of PFLT and MCG. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCG ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Proxy Solicitation

Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCG through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCG’s website at www.mcgcapital.com. PFLT and MCG and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCG in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCG shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCG’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCG in the manner set forth above. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the SEC and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

1001 19th Street North, 10th FloorArlington,VA 22209
703.247.7500703.247.7505 (Facsimile)

1001 19th Street North, 10th FloorArlington,VA 22209
703.247.7500703.247.7505 (Facsimile)